                                                                  CONFORMED COPY

                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 12 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2001

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Jamal Khokhar
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                              PROVINCE OF ONTARIO

     In   connection   with  the   issuance  by  the   Province  of  Ontario  of
U.S.$750,000,000  2.625% Bonds due December 15, 2005, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31,
2001 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (o)    Fiscal  Agency  Agreement,  dated as of November  26,  2002, including the form of Bonds;  Underwriting Agreement,  dated as  of  November  20,  2002,  including  the  names  of  the
                    Underwriters;  Opinion of the Legal Counsel,  Legal Services
                    Branch,  Ministry  of Finance of the  Province  of  Ontario,
                    including  a consent  relating  thereto,  in  respect of the legality of the Bonds; and Schedule of Expenses.

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

November 26, 2002                   By:   /s/ Gadi Mayman
                                        Name:   Gadi Mayman
                                        Title:  Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (o):   Fiscal Agency Agreement, dated as of November 26, 2002, including the form of Bonds;  Underwriting Agreement,  dated as of November
               20, 2002, including the names of the Underwriters; Opinion of the
               Legal Counsel, Legal Services Branch,  Ministry of Finance of the
               Province of Ontario,  including a consent  relating  thereto,  in respect of the legality of the Bonds; and Schedule of Expenses.